

Bassel Jouni

Product Design & Development

Greater Paris Metropolitan Region · **Contact info**

175 connections

Urbie - Boost your well-being

Experience

Co-Founder and CTO
Urbie - Boost your well-being
2019 – Present · 2 yrs
Delaware, United States

Urbie's mission is to reinvent urban gadgets in order to promote overall wellness, health, and to deliver the perfect atmosphere for every household. www.urbie.io

Urbie

Co-Founder
Rootsupsolutions · Self-employed
Aug 2014 – 2019 · 5 yrs
Paris Area, France

Roots Up Solutions is a research and network hub that focuses on the creation and implementation of low-tech and low-cost design solutions in sustainable agriculture, water and soil management . More at
www.rootsupsolutions.org

Rootsupsolutions